Exhibit 12.1

BANKUNITED, INC. AND SUBSIDIARIES
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
(In thousands, except for ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Excluding Interest on Deposits:
Fixed Charges
Interest expense (other than interest on deposits)	82,392	83,256	69,059	44,013	33,690	32,045
Interest factor in rent expense (1)	6,520	9,160	9,205	9,026	8,471	8,668
Total fixed charges	88,912	92,416	78,264	53,039	42,161	40,713

Earnings
Income before income taxes	346,530	404,461	335,444	296,893	293,250	318,002
Fixed charges	88,912	92,416	78,264	53,039	42,161	40,713
Total earnings	435,442	496,877	413,708	349,932	335,411	358,715

Ratio of earnings to fixed charges excluding interest on deposits	4.90	5.38	5.29	6.60	7.96	8.81

Including Interest on Deposits:
Fixed Charges
Total interest expense	279,308	254,189	188,832	135,164	106,651	92,611
Interest factor in rent expense (1)	6,520	9,160	9,205	9,026	8,471	8,668
Total fixed charges	285,828	263,349	198,037	144,190	115,122	101,279

Earnings
Income before income taxes	346,530	404,461	335,444	296,893	293,250	318,002
Fixed charges	285,828	263,349	198,037	144,190	115,122	101,279
Total earnings	632,358	667,810	533,481	441,083	408,372	419,281

Ratio of earnings to fixed charges including interest on deposits	2.21	2.54	2.69	3.06	3.55	4.14
(1) Consists of one third of total rent expense which management believes approximates the interest factor in rent expense.